Exhibit 99.3

CERTIFICATION REGARDING 18 U.S.C. SECTION 1350, AS ADOPTED
REGARDING SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of Foreign Private Issuer on Form 6-K of Petro-Canada (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald A. Brenneman, President and Chief Executive Officer of the Company, certify, in regard to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 25, 2006	/s/ Ronald A. Brenneman
Ronald A. Brenneman
President and Chief Executive Officer

CERTIFICATION REGARDING 18 U.S.C. SECTION 1350, AS ADOPTED
REGARDING SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of Foreign Private Issuer on Form 6-K of Petro-Canada (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, E. F. H. Roberts, Executive Vice-President and Chief Financial Officer of the Company, certify, in regard to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 25, 2006	/s/ E. F. H. Roberts
E. F. H. Roberts
Executive Vice-President and Chief Financial Officer